Exhibit 99.4
LINKTONE REPORTS UNAUDITED SECOND QUARTER
2010 FINANCIAL RESULTS
BEIJING, China, September 8, 2010 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.
UNAUDITED RESULTS FOR THE SECOND QUARTER
•	Gross revenues of $16.9 million, compared with $19.0 million in the first quarter of 2010 and $18.3 million in the second quarter of 2009.
•	GAAP net income of $0.1 million, flat compared with the first quarter of 2010 and down from $0.9 million in the second quarter of 2009.
•	GAAP net income from continuing operations of $0.1 million, flat compared with the first quarter of 2010 and down from $0.7 million in the second quarter of 2009.
•
GAAP net income per fully diluted American Depositary Share (“ADS”) of $0.00 or break-even, flat compared with the first quarter of 2010 and down from GAAP net income of $0.02 per fully diluted ADS in the second quarter of 2009.

•	Non-GAAP net income* of $0.03 million, compared with non-GAAP net income of $0.2 million in the first quarter of 2010 and $0.9 million in the second quarter of 2009.
•	Non-GAAP net income per fully diluted ADS of $0.00, flat compared with the first quarter of 2010 and down from $0.02 in the second quarter of 2009.

*
Non-GAAP measures exclude share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

RECENT BUSINESS DEVELOPMENTS
•
Linktone increased its equity interest in InnoForm Group to 75% through the subscription of new shares in June 2010. InnoForm Group is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products. Linktone’s majority shareholder, PT Media Nusantara Citra, owns a 12.5% equity interest in InnoForm Group, with the remaining 12.5% interest in InnoForm Group owned by an individual, the original shareholder of InnoForm Group. At the same time, InnoForm acquired a majority interest in GLD Investment Pte Ltd (“GLD”) for a total consideration of Singapore Dollars (“SGD”) 13.0 million. GLD’s principal asset is a commercial building in Singapore. Following this acquisition, InnoForm has used this building as its principal offices. GLD also settled the loan due to Linktone of SGD 11.5 million in full.

•
Linktone purchased a mandatory convertible bond (“MCB”) which is convertible into 51% of the outstanding share capital of PT Inti Idaman Nusantara, or IDN, for a total consideration of $13.2 million. IDN, an Indonesian company, specializes in providing telecom value added services in Indonesia, and the acquisition is in line with the Company’s expansion strategy in the region. The bonds are interest free and will be converted into shares of IDN upon IDN’s completion of its status into a foreign capital invested company as required by the relevant Indonesian laws and regulations. Linktone paid 65% of the total consideration in cash upon the closing of the transaction in June 2010 and will pay the remaining 27.5% of the total consideration six months after the closing date and 7.5% of the total consideration 12 months after the closing date.

Chief Executive Officer Hary Tanoesoedibjo stated, “Gross revenues for our telecom value added and other services for the second quarter were in line with our previous guidance. While we remain cautious on the timing of an improved regulatory landscape in China, we achieved modest profitability again during the second quarter, and maintained our strong cash position that enables us to execute from a position of strength in forming strategic partnerships and evaluating expansion opportunities abroad. Both of our recent acquisitions, Letang Game and InnoForm Group, reflect Linktone’s efforts to identify opportunities that enhance our product offerings and expand our footprint in both China and Southeast Asian markets. Our management efforts remain focused on reinforcing Linktone’s competitive standing and delivering sustainable profitability for 2010.”
SECOND QUARTER REVENUE MIX
Linktone’s second quarter revenue mix includes telecom value added services (“VAS”) data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and CRBT), sales of licensed edutainment and entertainment products, and others (casual game and enterprise services).
Data-related services revenue was $9.7 million, representing 58% of gross revenues, compared with $7.8 million or 42% of gross revenues for the first quarter of 2010. The sequential increase was primarily due to our short messaging services, which experienced an increase in sales primarily due to additional marketing and promotional initiatives during the second quarter.
Data-related services breakdowns are as follows:
•
Short Messaging Services (“SMS”) revenue represented 51% of gross revenues, compared with 38% for the first quarter of 2010. SMS revenue was $8.6 million for the second quarter of 2010, compared with $7.2 million for the first quarter of 2010.

•
Multimedia Messaging Services (“MMS”) revenue represented 2% of gross revenues, compared with 1% for the first quarter of 2010. MMS revenue was $0.3 million for the second quarter of 2010, compared with $0.1 million for the first quarter of 2010.

•
Java Gaming (“Java”) revenue represented 5% of gross revenues compared with 3% for the first quarter of 2010. Java revenue was $0.8 million for the second quarter of 2010, compared with $0.5 million for the first quarter of 2010.

Audio-related services accounted for 18% of gross revenues, or $3.0 million, compared with 56% of gross revenues, or $10.8 million, for the first quarter of 2010. The sequential decrease was primarily due to lower sales of interactive voice response services resulting from tighter operating policies over interactive programs implemented by the telecommunication network operators in China starting in March 2010.
Audio-related service breakdowns are as follows:
•
Interactive Voice Response services (IVR) revenue decreased to 11% of gross revenues, compared with 49% for the first quarter of 2010. IVR revenue was $1.8 million for the second quarter of 2010, compared with $9.4 million for the first quarter of 2010.

•
Color Ring-Back Tones (“CRBT”) revenue was 7% of gross revenues, comparable with the first quarter of 2010. CRBT revenue was $1.2 million for the second quarter of 2010, compared with $1.4 million for the first quarter of 2010.

Sales of licensed edutainment and entertainment products in several Southeast Asian countries by our newly acquired subsidiary, Innoform Group, accounted for 23% of gross revenues, or $3.9 million for the second quarter of 2010.
MARGINS, EXPENSES AND BALANCE SHEET
Linktone’s key operating benchmarks and balance sheet items for the second quarter of 2010 include the following:
•
Gross profit margin increased to 36% of net revenues, or gross revenues minus business tax, compared with 27% for the first quarter of 2010 and 34% for the second quarter of 2009. The sequential increase was primarily due to a lower proportion of gross revenue generated by IVR sales which are often offered pursuant to cooperative content agreements that require relatively high revenue share payments to business partners.

•
Operating loss was 4.7% of net revenues, compared with operating income of 0.02% of net revenues for the first quarter of 2010 and 1.3% for the second quarter of 2009. The sequential loss was attributable to our telecom value added services and distribution of licensed edutainment and entertainment products by Innoform, which both experienced lower sales volume.

•
Operating expenses were $6.6 million, compared with $4.9 million for the first quarter of 2010 and $5.7 million for the second quarter of 2009. The increase was due to an increase in selling and marketing expenses in our VAS unit, and additional general and administrative expenses incurred in connection with Innoform Group.

•
Selling and marketing expenses were $2.7 million, compared with $2.1 million for the first quarter of 2010 and $2.3 million for the second quarter of 2009. The increase was primarily due to an increase in promotional and marketing initiatives for SMS services.

•	Product development expenses were $0.7 million, compared with $0.8 million for the first quarter of 2010 and $1.0 million for the second quarter of 2009.
•
Other general and administrative expenses were $3.2 million, compared with $2.0 million for the first quarter of 2010 and $2.4 million for the second quarter of 2009. The increase was due to a $1.1 million expense incurred in connection with Innoform Group.

•
Cash and cash equivalents as well as short-term investments available for sale, totaled $88.1 million as of June 30, 2010, compared with $89.6 million as of March 31, 2010. The slight decrease in cash was due to a partial payment for the purchase of the MCB in IDN, offset in part by positive cash flows primarily from operations, repayment of a related party loan to Linktone, the drawdown of a bank loan by Innoform Group and the extension of a new loan from a related party to InnoForm Group.

•
Balance sheet assets and liabilities increased by $29.3 million and $23.2 million compared with last year end, respectively. These increases were due to the Letang and Innoform Group acquisitions and have been recorded based on management estimates of fair value. The Company expects the valuations to be finalized in late 2010.

THIRD QUARTER 2010 OUTLOOK
For the third quarter ending September 30, 2010, Linktone anticipates gross revenues to be in the range of $18.0 million to $19.0 million including revenue from our VAS services, distribution of licensed products and other services.
USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

DISCONTINUED OPERATIONS
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.
TODAY’S CONFERENCE CALL
As previously mentioned, Linktone will host a conference call to discuss its second quarter 2010 results at 8:00 p.m. Eastern Time on September 7, 2010 (5:00 p.m. Pacific Time on September 7, 2010 and 8:00 a.m. Beijing/Hong Kong Time on September 8, 2010). The dial-in number for the call is 877-941-2069 for U.S. callers and 480-629-9713 for international callers. Company management will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through September 21, 2010. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4359521#; international callers should dial 303-590-3030 and enter the same passcode.
Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company or Letang may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters such as the VAS market in Southeast Asia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; the risk that content partners will continue to demand high revenue sharing percentages for popular contents which could adversely affect Linktone’s margins; the risk that Linktone’s acquisitions could divert management’s attention from Linktone’s existing operations, which could adversely affect its results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	June 30,
	2009	2010
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	79,477,153	72,174,722
Restricted cash	—	559,572
Short-term investments	19,702,747	15,968,861
Accounts receivable, net	12,538,597	17,665,911
Tax refund receivable	1,953,740	1,720,821
Loans receivable from related parties	10,087,400	791,700
Inventory		2,662,309
Deposits and other current assets	2,382,402	2,305,226
Deferred tax assets	1,176,933	785,197

Total current assets	127,318,972	114,634,319

Long-term investment	—	8,559,540
Property and equipment, net	530,769	10,751,584
Intangible assets, net	106,039	5,708,856
Goodwill	12,084,212	20,729,407
Non-current assets held for sale	—	2,412,090
Deferred tax assets	23,264	103,638
Other long-term assets	364,276	6,858,604

Total assets	140,427,532	169,758,038

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,013,374	3,997,254
Accounts payable, accrued liabilities and other payables	7,915,352	15,670,168
Short-term bank loan	—	1,818,990
Loan payable to a related party	—	3,664,755
Deferred revenue	351,049	2,782,753
Deferred tax liabilities	256,736	866,158

Total current liabilities	11,536,511	28,800,078

Long-term liabilities
Other long term liabilities	—	5,890,235

Total liabilities	11,536,511	34,690,313

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares and 421,130,130 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	42,075	42,113
Additional paid-in capital	137,838,890	137,480,911
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	437,250	452,120
Cumulative translation adjustments	7,217,287	7,382,314
Accumulated losses	(19,110,646)	(18,942,493)
Non-controlling interest	—	6,186,595

Total shareholders’ equity	128,891,021	135,067,725

Total liabilities and shareholders’ equity	140,427,532	169,758,038

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	18,254,195	18,957,884	16,871,810	33,029,885	35,829,694
Sales tax	(688,923)	(596,715)	(484,488)	(1,188,204)	(1,081,203)
Net revenues	17,565,272	18,361,169	16,387,322	31,841,681	34,748,491
Cost of services	(11,613,627)	(13,430,402)	(10,558,399)	(20,913,334)	(23,988,801)
Gross profit	5,951,645	4,930,767	5,828,923	10,928,347	10,759,690
Operating expenses:
Product development	(989,118)	(821,127)	(717,857)	(1,951,462)	(1,538,984)
Selling and marketing	(2,286,112)	(2,097,175)	(2,705,862)	(4,220,214)	(4,803,037)
Other general and administrative	(2,440,520)	(2,022,695)	(3,227,486)	(4,463,442)	(5,250,181)
Reversal for impairment	—	14,648	58,628	—	73,276

Total operating expenses	(5,715,750)	(4,926,349)	(6,592,577)	(10,635,118)	(11,518,926)

Income/(Loss) from operations	235,895	4,418	(763,654)	293,229	(759,236)
Interest income (including interest income of $128,971 and $49,266 from related party loans for the three months ended March 31, 2010 and June 30, 2010 respectively)	645,635	543,247	758,767	477,124	1,302,014
Other income / (loss)	156,104	(2,496)	88,376	333,685	85,880
Income before tax	1,037,634	545,169	83,489	1,104,038	628,658
Income tax expense	(315,319)	(409,172)	14,636	(302,217)	(394,536)
Less: Net income attributable to non- controlling interest	—	(34,986)	(30,983)	—	(65,969)
Net income from continuing operations	722,315	101,011	67,142	801,821	168,153
Net income from discontinued operations	186,412	—	—	452,525	—
Net income	908,727	101,011	67,142	1,254,346	168,153
Other comprehensive income/(loss):	20,926	20,804	159,093	(71,351)	179,897
Comprehensive income	929,653	121,815	226,235	1,182,995	348,050

Basic income per ordinary share:
Continuing operations	0.00	0.00	0.00	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.00	0.00	0.00	0.00	0.00

Diluted income per ordinary share:
Continuing operations	0.00	0.00	0.00	0.00	0.00
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.00	0.00	0.00	0.00	0.00

Basic income per ADS:
Continuing operations	0.02	0.00	0.00	0.02	0.00
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.02	0.00	0.00	0.03	0.00

Diluted income per ADS:
Continuing operations	0.02	0.00	0.00	0.03	0.00
Discontinued operations	0.00	0.00	0.00	0.01	0.00

Total net income	0.02	0.00	0.00	0.03	0.00

Weighted average ordinary shares:
Basic	420,636,230	420,756,430	421,130,130	420,636,230	421,058,885
Diluted	421,179,097	421,168,821	421,420,025	421,056,088	421,410,028

Weighted average ADSs:
Basic	42,063,623	42,075,643	42,113,013	42,063,623	42,105,888
Diluted	42,117,910	42,116,882	42,142,003	42,105,609	42,141,003

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2010	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	908,727	101,011	67,142	1,254,346	168,153
Stock based compensation expense	(18,657)	76,915	23,054	152,914	99,969
Reversal for impairment	—	(14,648)	(58,628)	—	(73,276)
Non-GAAP net income	890,070	163,278	31,568	1,407,260	194,846

Non-GAAP diluted income per share	0.00	0.00	0.00	0.00	0.00
Non-GAAP diluted income per ADS	0.02	0.00	0.00	0.03	0.00
Number of shares used in diluted per-share calculation	421,179,097	421,168,821	421,420,025	421,056,088	421,410,028
Number of ADSs used in diluted per-share calculation	42,117,910	42,116,882	42,142,003	42,105,609	42,141,003